Free Writing Prospectus (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated September 14, 2009)	Filed Pursuant to Rule 433 Registration No. 333-145845 January 28, 2010

$[—] Buffered Super Track Notes due February 22, 2013 Linked to the Performance of Gold Medium-Term Notes, Series A, No. C-192

Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	February 19, 2010‡‡

Issue Date:	February 24, 2010

Final Valuation Date:	February 19, 2013*‡‡

Maturity Date:	February 22, 2013**‡‡‡ (resulting in a term to maturity of approximately 36 months)

Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof

Reference Asset:	Gold, as described under “Settlement Price” in this free writing prospectus

Upside Leverage Factor:	1

Maximum Return:	35.00% - 45.00%** ** The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 35.00%.

Buffer Percentage:	15%

Payment at Maturity:

If the final price is greater than the initial price, you will receive a cash payment that provides you with a return per $1,000 principal amount Note equal to the Reference Asset Return multiplied by the Upside Leverage Factor, subject to a maximum return on the Notes of 35.00%. For example, if the Reference Asset Return is 35.00% or more, you will receive the maximum return on the Note of 35.00%, which entitles you to the maximum total payment of $1,350.00 for every $1,000 principal amount Note that you hold. Accordingly, if the Reference Asset Return is positive, your payment per $1,000 principal amount Note will be calculated as follows, subject to the maximum return:

$1,000 + [$1,000 × (Reference Asset Return × 1)]

If the Reference Asset Return is less than or equal to 0% and equal to or greater than -15%, you will receive the principal amount of your Notes; and

If the Reference Asset Return is less than -15%, you will receive a cash payment equal to (a) the principal amount of your Notes plus (b) the principal amount multiplied by the sum of (i) the Reference Asset Return and (ii) the buffer percentage. Accordingly, if the Reference Asset Return is less than -15%, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × (Reference Asset Return +15%)]

If the Reference Asset declines by more than 15%, you will lose 1% of the principal amount of your Notes for every 1% that the Reference Asset declines beyond -15%. You may lose up to 85% of your initial investment.

Reference Asset Return:	The performance of the Reference Asset from the initial price to the final price, calculated as follows: Final Price – Initial Price Initial Price

Initial Price:	US$[—]/troy ounce, the settlement price of the Reference Asset on the initial valuation date.**

Final Price:	The settlement price*** of the Reference Asset on the final valuation date.**

Calculation Agent:	Barclays Bank PLC

CUSIP/ISIN:	06740JSS0 and US06740JSS05

‡	The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.
‡‡	If such day is not a scheduled trading day, then the initial valuation date or the final valuation date, as applicable, will be the next succeeding scheduled trading day.
‡‡‡

If the final valuation date is postponed because it is not a scheduled trading day, then the maturity date will be postponed so that the number of business days between the final valuation date (as postponed) and the maturity date (as postponed) remains the same.

*	Subject to postponement in the event of a market disruption event and as described under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference” in the prospectus supplement.
**	Subject to postponement in the event of a market disruption event as described in “Terms of the Notes—Maturity Date” and under “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference” in the prospectus supplement.
***	See “Settlement Price” in this free writing prospectus for a description of how the settlement price of gold is determined.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement, and “Selected Risk Considerations” beginning on page FWP-5 of this free writing prospectus.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission‡‡	Proceeds to Barclays Bank PLC
Per Note	100%	%	%
Total	$	$	$

‡‡	Barclays Capital Inc. will receive commissions from the Issuer equal to [TBD]% of the principal amount of the notes, or [$TBD] per $[1,000] principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers. Accordingly, the percentage and total proceeds to Issuer listed herein is the minimum amount of proceeds that Issuer receives.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated September 14, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. As used in this free writing prospectus, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

PROGRAM CREDIT RATING

The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. An AA rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations is very strong. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. An Aa3 rating by Moody’s indicates that the rated securities are currently judged by Moody’s to be obligations of high quality and are subject to very low credit risk. The ratings mentioned in this paragraph are a statement of opinion and not a statement of fact and are subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency and are not a recommendation to buy, sell or hold securities.

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What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Reference Asset?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this free writing prospectus is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The hypothetical total returns set forth below assume the initial price of US$1,093.2500 per troy ounce. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Price	Reference Asset Return	Payment at Maturity	Total Return on Notes
2,186.5000	100.00%	$1,350.00	35.00%
2,077.1750	90.00%	$1,350.00	35.00%
1,967.8500	80.00%	$1,350.00	35.00%
1,858.5250	70.00%	$1,350.00	35.00%
1,749.2000	60.00%	$1,350.00	35.00%
1,639.8750	50.00%	$1,350.00	35.00%
1,530.5500	40.00%	$1,350.00	35.00%
1,421.2250	30.00%	$1,300.00	30.00%
1,311.9000	20.00%	$1,200.00	20.00%
1,229.9063	12.50%	$1,125.00	12.50%
1,202.5750	10.00%	$1,100.00	10.00%
1,147.9125	5.00%	$1,050.00	5.00%
1,093.2500	0.00%	$1,000.00	0.00%
1,038.5875	-5.00%	$1,000.00	0.00%
983.9250	-10.00%	$1,000.00	0.00%
929.2625	-15.00%	$1,000.00	0.00%
819.9375	-25.00%	$900.00	-10.00%
710.6125	-35.00%	$800.00	-20.00%
601.2875	-45.00%	$700.00	-30.00%
491.9625	-55.00%	$600.00	-40.00%
382.6375	-65.00%	$500.00	-50.00%
273.3125	-75.00%	$400.00	-60.00%
163.9875	-85.00%	$300.00	-70.00%
54.6625	-95.00%	$200.00	-80.00%
0.0000	-100.00%	$150.00	-85.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The price of the Reference Asset increases from an initial price of US$1,093.2500/troy ounce to a final price of US$1,147.9125/troy ounce.

Because the final price of $1,147.9125 is greater than the initial price of $1,093.2500 and the Reference Asset Return of 5.00% multiplied by 1 does not exceed the maximum return of 35.00%, the investor receives a payment at maturity of $1,050.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (5.00% × 1)] = $1,050.00

The total return on the investment of the Notes is 5.00%.

Example 2: The price of the Reference Asset increases from an initial price of US$1,093.2500/troy ounce to a final price of US$1,585.2125/troy ounce.

Because the Reference Asset Return of 45% multiplied by 1 exceeds the maximum return of 35.00%, the investor receives a payment at maturity of $1,350.00 per $1,000 principal amount Note, the maximum total payment on the Notes.

Example 3: The price of the Reference Asset decreases from an initial price of US$1,093.2500/troy ounce to a final price of US$929.2625/troy ounce.

Because the final price of $929.2625 is less than the initial price of $1,093.2500 but the Reference Asset Return of -15% is greater than or equal to -15.00%, the investor will receive a payment at maturity of $1000 per $1,000 principal amount Note.

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Example 4: The price of the Reference Asset decreases from an initial price of US$1,093.25/troy ounce to a final price of US$819.9375/troy ounce.

Because the final price of $819.9375 is less than the initial price of $1,093.2500 and the Reference Asset Return of -25.00% is less than -15%, the investor receives a payment at maturity of $900.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 × (-25.00% + 15.00%)] = $900.00

The total return on the investment of the Notes is -10.00%.

Selected Purchase Considerations

•

Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections of the prospectus supplement:

•

For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Reference Assets—Commodities—Market Disruption Events Relating to Securities with a Commodity as the Reference Asset” with respect to the Reference Asset; and

•	For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Commodities—Discontinuation of Trading; Alteration of Method of Calculation”.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns up to the maximum return on the Notes of 35.00%, or a maximum additional payment of $350.00 for every $1,000 principal amount Note. The actual maximum return on the Notes will be set on the initial valuation date and will not be less than 35.00%. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•	Credit of Issuer—Because the Notes are our senior unsecured obligations, payment of any amount under the Notes is subject to our ability to pay our obligations as they become due.

•	Limited Protection Against Loss—Payment at maturity of the principal amount of the Notes is protected against a negative reference asset return up to -15%.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

The United States federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below. Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid cash-settled executory contract with respect to the Reference Asset. If your Notes are so treated, you should generally recognize capital gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time and the amount you paid for your Notes. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct.

As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect. It is also possible that the Internal Revenue Service could seek to characterize your Notes under current law in a manner that results in tax consequences that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that your Notes should be treated as giving rise to “collectibles” gain or loss if you have held your Notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the Notes is not a sale or exchange of a collectible but is rather a sale or exchange of an executory contract that reflects the value of a collectible. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

For a further discussion of the tax treatment of your Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Executory Contracts” in the accompanying prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes. For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Considerations—Taxes”, in this free writing prospectus.

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Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Reference Asset. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in Exchange-Traded Funds Invested in Commodities or Based in Part on Commodities.”

In addition to the risks described above, you should consider the following:

•

Your Investment in the Notes May Result in a Loss—The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Reference Asset and will depend on whether, and the extent to which, the Reference Asset Return is positive or negative. Your investment will be fully exposed to any decline in the final price beyond the 15% buffer percentage as compared to the initial price of the reference asset. You will lose up to 85% of your initial investment if the reference asset declines by more than 15%.

•

The Positive Return on Your Notes Is Limited to the Maximum Return—If the final price is greater than the initial price, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed the maximum return of 35.00% multiplied by the principal amount. We refer to this percentage as the maximum return, which will be set on the initial valuation date and will not be less than 35.00%.

•	No Interest—As a holder of the Notes, you will not receive any interest payments.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. In addition, Barclays Capital, an affiliate of Issuer, is a member of the London Gold Market Fixing Ltd., which determines the settlement price used for the initial price and final price of Gold. Actions by the London Gold Market Fixing Ltd. (the entity that determines the settlement price used for the initial price and final price of Gold) may have an adverse effect on the price of Gold and therefore on the market value of the Notes. No member of the London Gold Market Fixing Ltd., including Barclays Capital—an affiliate of the Issuer, will have any obligations with respect to the amounts to be paid to you on any interest payment date or on the maturity date, or to consider your interests as an owner of Notes when it takes any actions that might affect the market value of the Notes. Although Barclays Capital is a member of the London Gold Market Fixing Ltd., the Issuer has no ability to control or predict the actions of the London Gold Market Fixing Ltd. These actions could include mergers or tender offers in the case of Gold or errors in information disclosed by the London Gold Market Fixing Ltd. or any discontinuance by them of that disclosure. However, we may currently, or in the future, engage in business with the London Gold Market Fixing Ltd. and any member of the London Gold Market Fixing Ltd.. Neither we, nor any of our affiliates, including Barclays Capital or any other member of the London Gold Market Fixing Ltd., assume any responsibility for the adequacy or accuracy of any publicly available information about Gold, whether the information is contained herein or otherwise. You should make your own investigation into Gold and the London Gold Market Fixing Ltd.

•

Taxes—The federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described above. As discussed further in the accompanying prospectus supplement, on December 7, 2007, the Internal Revenue Service issued a notice indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes even though you will not receive any payments with respect to the Notes until maturity and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

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•

The Notes May Be Subject to Certain Risks Specific to Gold—Gold is a precious metal. Consequently, in addition to factors affecting commodities generally that are described in the prospectus supplement, a number of additional factors specific to precious metals, and in particular gold, might cause price volatility. These may include, among others:

•	disruptions in the supply chain, from mining to storage to smelting or refining;

•	adjustments to inventory;

•	variations in production costs, including storage, labor and energy costs;

•	costs associated with regulatory compliance, including environmental regulations;

•	changes in industrial, government and consumer demand, both in individual consuming nations and internationally;

•	precious metal leasing rates;

•	currency exchange rates;

•	level of economic growth and inflation; and

•

degree to which consumers, governments, corporate and financial institutions hold physical gold as a safe haven asset (hoarding) which may be caused by a banking crisis/recovery, a rapid change in the value of other assets (both financial and physical) or changes in the level of geopolitical tension.

These factors interrelate in complex ways, and the effect of one factor may offset or enhance the effect of another factor and may adversely affect the market value of the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the price of the Reference Asset on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected performance of the reference asset;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the price of gold; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Settlement Price

The official U.S. dollar cash buyer settlement price that will be used for the initial price and the final price of Gold will be determined by the Calculation Agent as described below:

Where the Reference Asset is Gold, the afternoon Gold fixing price per troy ounce of Gold for delivery in London through a member of the London Bullion Market Association authorized to effect such delivery, stated in U.S. dollars, as calculated by the London Gold Market Fixing Ltd. and displayed on Reuters Screen page “GOFO” that displays prices effective on the initial valuation date or the final valuation date, as applicable. The members of The London Gold Market Fixing Limited consist of Barclays Capital, Scotia Mocatta, Deutsche Bank, Societe Generale, and HSBC Investment Banking Group. The fix is carried out twice a day, at 10.30 a.m. and 3 p.m. London local time via telephone by the 5 members and the applicable Settlement Price will be based on the 3 p.m. fix. For reference purposes only, the settlement price of Gold on the initial valuation date and the final valuation date may be seen on GOLDLNPM on Bloomberg and if there is any discrepancy between the prices specified therein and that determined by the Calculation Agent, the prices determined by the Calculation Agent shall prevail.

The settlement price of the Reference Asset on January 26, 2010 was US$1,093.2500/troy ounce.

Historical Information

The following graph sets forth the historical performance of the Reference Asset based on the daily settlement price, from January 2, 2001 through January 26, 2010.

We obtained the Reference Asset settlement prices below from Bloomberg, L.P. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg, L.P. The historical levels of the Reference Asset should not be taken as an indication of future performance, and no assurance can be given as to the Reference Asset settlement prices on the final valuation date. We cannot give you assurance that the performance of the Reference Asset will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

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